Exhibit 99.1

Suntech Agrees on New Forbearance Agreement with Convertible Note Holders

WUXI, China, May 15, 2013, Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s largest producers of solar panels, today announced that it has agreed on a new forbearance agreement with the majority of the holders of the Company’s 3% Convertible Notes (the “Notes”), for which a principal payment of US$541 million was due on March 15, 2013. Under the new forbearance agreement, the signing bondholders agree not to exercise their rights under the Notes and the related indenture until June 28, 2013, subject to certain market-standard early termination events.

David King, Suntech’s CEO, said, “This new forbearance agreement demonstrates bondholders’ continued support for Suntech. The agreement will enable Suntech to continue to work with bondholders towards achieving a consensual restructuring.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and include statements about the Company’s ability to achieve a consensual restructuring of the 3% Convertible Notes. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SOURCE Suntech Power Holdings Co., Ltd.

For media enquiries, please contact:

Ryan Scott Ulrich

Communications Manager

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com